SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of  July 2006

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: July 31, 2006

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:  Controller

EXHIBIT INDEX

Exhibit

Description

99.1

News Release, 27 July 2006 – English

 VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

 NEWS RELEASE

July 27, 2006	Trading Symbol: VVV

Vannessa Arbitration Update

Vannessa Ventures Ltd. (the “Company”) has an arbitral claim being heard in accordance with the rules of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. where Vannessa is requesting remedies under the Bilateral Investment Treaty between Venezuela and Canada. The Company, in its Request filed in July 2004, asked the Arbitration Tribunal to award restitution of Vannessa’s contractual rights to develop the Las Cristinas project and the return of all property of MINCA confiscated by the Corporacion Venezolana de Guayana (CVG) and the Government of Venezuela and monetary damages of US $50 million plus interest or, in lieu of restitution, monetary damages in the amount of US $1,045 million plus interest which includes out of pocket expenses and lost profits.

 Vannessa alleges that the Government of Venezuela, including their agency the CVG, which owns 5 percent of MINCA, breached the Bilateral Investment Treaty in place between Venezuela and Canada.  Vannessa also alleges that the Government of Venezuela has expropriated the investments of Vannessa, Vannessa de Venezuela and MINCA without due process of law, in a discriminatory manner and without prompt adequate and effective compensation, contrary to Article VII of the Bilateral Investment Treaty, and that the Government of Venezuela failed to accord fair and equitable treatment and full security to Vannessa de Venezuela and MINCA, contrary to Article II (2) of the Treaty.

The Company submitted its Memorial setting out its argument and written evidence on January 13, 2006. Venezuela recently raised objections regarding the Tribunal’s jurisdiction in this matter and the Tribunal has scheduled a hearing to address Venezuela’s objections in May 2007.  Counsel has advised the Company that jurisdictional objections are not uncommon in arbitration cases of this kind. The Company remains confident in its position that the Tribunal has jurisdiction to arbitrate this dispute.  A hearing on the merits of the claim will be scheduled if the Tribunal rules in the Company’s favor on the jurisdictional objection.

Although the Company is confident in the validity of its position, there can be no assurance that it will be successful in all, or part, of its claims. Any awards arising from the claim will be shared with other shareholders or royalty holders of MINCA and Vannessa de Venezuela according to pre-existing contractual rights.

John Morgan,

President

Vannessa Ventures Ltd.

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”